UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of April 2007

RadView Software Ltd.

(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release: Radview Software Launches World’s First Commercial-Grade Open Source Internet Performance Testing Product; Dated April 11, 2007

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

	By:	/s/ Limor Stoller
Name: Limor Stoller
Vice President of Finance

Dated: April 18, 2007

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RadView Launches World’s First Commercial-Grade Open Source Internet Performance Testing
Product into $1 Billion Market

WebLOAD, created by the co-founder of Mercury Interactive and backed by 1,600 commercial deployments and 250 engineering years, adopts GPL

SAN RAMON, Calif., April 11, 2007 — RadView Software Ltd. (OTCBB: RDVWF), today launched WebLOAD Open Source, the world’s first commercial-grade open source Internet performance testing solution.  RadView will now focus on products that are based on open source to offer customers a solid alternative to high-cost proprietary performance testing solutions that are often too difficult to implement and lack the flexibility to properly meet customer needs.

WebLOAD Open Source, licensed under the GNU Public License (GPL) version 2, is based on WebLOAD, the company’s flagship product that is already deployed at 1,600 sites.  Immediately available for free download and use, WebLOAD is a commercial-grade open source project with more than 250 engineering years of product development.

“Current proprietary solutions are too costly and too inflexible, prohibiting developers from tackling performance issues correctly,” said Ilan Kinreich chief strategist of RadView and a co-founder of Mercury Interactive.  “RadView’s open source approach will foster innovation, expand the use of performance testing, provide the foundation for an open source testing ecosystem, and help to define testing standards.  Ultimately, open source testing tools will be the key catalyst to improve the quality of Internet applications.”

“RadView is embracing an open source approach for building, marketing and selling software,” said Yochai Hacohen, RadView CEO. “The power of the open source ecosystem, will make WebLOAD a better product, reduce time to market and increase WebLOAD’s reach, enabling WebLOAD to become the de facto standard for performance testing of Internet applications.”

RadView supports and distributes WebLOAD under a commercial open source business model.  WebLOAD Open Source is a fully functional, commercial-grade performance testing product that is and will always be freely available.  Companies that require commercial support, additional productivity features and compatibility with third-party protocols have the option of purchasing WebLOAD Professional directly from RadView.

About RadView

RadView Software Ltd. (OTCBB: RDVWF), is a commercial open source company that develops, supports, and sells WebLOAD, the world’s leading commercial-grade open source performance testing solution.  Deployed at over 1,600 customers and built with 250 engineering years, WebLOAD improves the Internet experience for everyone by helping developers build high quality Internet applications.  More information on WebLOAD Open Source is available at www.webload.org.  Commercial customers seeking support, additional productivity features and compatibility with third-party protocols should visit www.radview.com or call 1-888-RADVIEW

Media Contacts
Page One PR for RadView
William Peterson
bill@pageonepr.com
508-393-8551

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of  Radview. Radview undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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